Exhibit 99.1

ASX Market Announcement

Appendix 4C & Quarterly Business Update – March 2023 Driving growth, Expanded Multi-Test Panel and Publications Validating Clinical Utility of geneType

Melbourne, Australia, 27 April 2023: Genetic Technologies Limited (ASX:GTG; NASDAQ:GENE, “Company”, “GTG”), a global leader in guideline-driven genomics-based testing in health, wellness and serious diseases, releases its Appendix 4C and Quarterly business update for the quarter ending 31 March 2023 (Q3 FY23).

Highlights:

●	Announced the development of the world’s first Comprehensive Breast & Ovarian Cancer Risk Test to be showcased at “BRCA 2023”.
●	March Quarter FY23 receipts A$4.22 million.
●	Receipts from customers were A$2.23 million, up 13% on the prior year’s corresponding quarter.
●	R&D Tax Incentive refund of A$1.96 million received in February.
●	YTD recepits from customers $6.7 million for the 9 months to 31 March 2023, up 45% on the prior corresponding period.
●	Completed a US$5 million registered direct offering capital raising to support commercialisation and to execute the geneType ‘goto’ market strategy.	●	Strategic alliance formed with QIAGEN, a global leader in molecular testing with operations in 35 countries.
●	GeneType multi-test panel expanded to include 9 diseases in the U.S.	●	Multiple published peer-reviewed studies validating clinical utility of geneType.

Commenting on the Company’s quarterly performance, Chief Executive Officer Simon Morriss said: “I am pleased to report that we continue to see strong momentum across our business. Year to date cash receipts from customers are 45% higher than the corresponding period from the prior year. Encouragingly, we are seeing a continued increase in demand for the geneType risk assessment tests. Testing volume of geneType has doubled from February to March with that rate of growth continuing in April. This growth is being fueled by the recent appointment of a number of Medical Science Liaison (MSL) personnel in Australia charged with driving sales momentum across the country.

“Our focus remains on our core brands, geneType, EasyDNA and AffinityDNA giving the company a clear line of sight to achieving cash flow breakeven performance in the coming years. The pathway to achieving this, as we have shared previously, relies on executing a multi-brand strategy with Key Opinion Leader (KOL) support, ongoing commercialisation plans in Australia and the United States and successful engagement with key payer groups in the United States. We are making rapid progress on these drivers and look forward to sharing further progress in the coming quarters”.

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Key Achievements During the Quarter

geneType Commercial Progress Update

Gaining reimbursement from U.S. payers is key to obtaining wider adoption in the U.S. market and accelerating growth for GTG. Our Budget Impact Model (BIM) is a core initiative underpinning the company’s Business to Business strategy. This initiative is enabling 11 active engagements with U.S. payer groups; these payers have a combined coverage of more than 42 million lives. GTG continues to target smaller payers such as employer groups, who often have the potential to move quickly. A key success milestone with employer groups will be the initiation of a commercial ‘pilot study’ which will highlight the benefit of implimenting geneType for their members. GTG is targeting one or more of these studies to commence in the second half of 2023.

geneType Multi-Test Panel Expanded to Include 9 Diseases

During the quarter GTG announced the initiation of phase 2 of the rollout plan for the geneType Multi-Test. The expanded panel now includes three new diseases; Melanoma, Pancreatic Cancer and Atrial Fibrillation. This broadens the test’s utility, providing a stratification assessment of a person’s risk profile for six cancers, two cardiovascular diseases and one metabolic disease, all from one simple saliva sample. In the U.S. the Multi-Test’s expanded panel is available for patients of all ethnicities, over the age of 30.

World First Comprehensive Breast & Ovarian Cancer Risk Tests to be Launched

GTG is launching a ‘World First’ Comprehensive Risk Assessment Test which evaluates a woman’s risk of developing Breast and/or Ovarian Cancer either from a hereditary genetic mutation or from the far more common familial or sporadic cancer, all from a simple saliva test. The comprehensive risk assessment test will be clinically validated, have appropriate regulatory approval, and will be launched via our Business to Business (B2B) and Consumer Initiated Testing (CIT) channels in the United States. The test will be further showcased at the BRCA 2023 Symposium in Montreal in early May.

Strategic Alliance formed with QIAGEN

GTG and QIAGEN, a global leader in molecular testing with operations in 35 countries, announced plans to establish a “Centre of Excellence” facility in Australasia, showcasing both company’s life science and diagnostics expertise in the region. The partnership will enhance GTG’s position as a regional leader in precision medicine, using QIAGEN technologies. The partnership is expected to provide GTG with new commercial opportunities, enhanced automation capability, and increased capacity, to support long-term revenue growth. The initiative will also enable GTG to unlock the Australian reimbursable market for all testing categories, including the geneType hereditary cancer test, making it the most comprehensive offering in the market. Enabling doctors and patients to access these tests with minimal out of pocket payment will accelerate the adoption, potentially identifying a greater number of ‘at risk’ patients resulting in earlier intervention and improved outcomes.

Peer-reviewed Studies Continue to Validate Clinical Utility of geneType Risk Tests

GTG’s scientific team continues to achieve scientific publication milestones, with 3 publications accepted in 3 peer-reviewed journals during the quarter. Each publication highlighted the clinical utility and improved performance of geneType over existing risk assessment models. This brings the total to 5 peer-reviewed studies published in the past 6 months, underlining the GTG’s commitment to demonstrating clinical utility and validity of the geneType risk assessment tests. These manuscripts cover ovarian cancer, cardiovascular disease & type 2 diabetes, breast cancer (2) and prostate cancer.

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Data from our clinical colorectal cancer risk prediction model, integrating polygenic risk, was also presented in a Poster at the American Society of Clinical Oncology Gastroenterology (ASCOGI) Cancer Symposium in San Francisco.

Financial and Cashflow Overview

At the end of March 2023, GTG had A$10.5 million in cash and cash equivalents. Cash outflow used in operating activities were A$1.0 million. Cash receipts from customers for the quarter were A$2.2 million, primarily driven by EasyDNA and AffinityDNA. In addition, $A1.96m R&D tax incentive refund was received in the period.

During the quarter, the Company made $96k of payments to related parties of the entity, and their associates, disclosed at item 6.1 of the Appendix 4C. The payments related to director fees and consulting fees (inclusive of GST) on normal commercial terms.

The Company completed a registered direct offering with several institutional investors for the purchase and sale of 3,846,155 American Depositary Shares (“ADSs”), each representing 600 ordinary shares of the Company, at a purchase price of US$1.30 per ADS, as announced to the ASX on 8th February 2023. The US$5 million in proceeds raised from this offering is to be used to support activities such as the commercialisation of the geneType Multi Risk test, drive new market opportunities by leveraging our partnership with QIAGEN and to increase our sales and marketing presence.

Investor Webinar to be held 4 May 2023

GTG’s CEO, Simon Morriss, and CFO & Company Secretary, Tony Di Pietro will host an investor webinar, to discuss the March 2023 Quarterly Activities Report and hold a Q&A session.

Date: Thursday, 4 May 2023 (Wednesday, 3 May 2023, New York Time)

Time: 9am AEST (5pm New York Time).

Registration Link:

Participants are encouraged to register before the webinar using the details below:

https://us02web.zoom.us/webinar/register/WN_oeJr1CXxS3CCDa8PYZMq6A

Authorised for release by the Board of Genetic Technologies Limited

-END-

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Enquiries

Investor Relations

Adrian Mulcahy

Automic Markets

M: +61 438 630 411

E: Adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity

Genetic Technologies Limited

ABN	Quarter ended (“current quarter”)
17 009 212 328	31 March 2023

Consolidated statement of cash flows			Current quarter $A’000	Year to date (9 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers		2,232	6,687
1.2	Payments for		(384)	(655)
	(a)	research and development
	(b)	product manufacturing and operating costs	(1,151)	(3,650)
	(c)	advertising and marketing	(739)	(2,161)
	(d)	leased assets	(84)	(251)
	(e)	staff costs	(1,525)	(4,945)
	(f)	administration and corporate costs	(1,364)	(4,339)
1.3	Dividends received (see note 3)		-	-
1.4	Interest received		27	106
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Government grants and tax incentives		1,959	1,959
1.8	Other (provide details if material)		-	-
1.9	Net cash from / (used in) operating activities		(1,029)	(7,249)

2.	Cash flows from investing activities		-	-
2.1	Payments to acquire or for:
	(a)	entities
	(b)	businesses	-	(486)
	(c)	property, plant and equipment	(1)	(5)
	(d)	investments	-	-
	(e)	intellectual property	-	-
	(f)	other non-current assets	-	-
2.2	Proceeds from disposal of:		-	-
	(a)	entities
	(b)	businesses	-	-
	(c)	property, plant and equipment	-	-
	(d)	investments	-	-
	(e)	intellectual property	-	-
	(f)	other non-current assets	-	-
2.3	Cash flows from loans to other entities		-	-
2.4	Dividends received (see note 3)		-	-
2.5	Other (provide details if material)		-	-
2.6	Net cash from / (used in) investing activities		(1)	(491)

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
3.	Cash flows from financing activities	7,172	7,172
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(852)	(852)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	6,320	6,320

4.	Net increase / (decrease) in cash and cash equivalents for the period	5,045	11,733
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,029)	(7,249)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(1)	(491)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	6,320	6,320
4.5	Effect of movement in exchange rates on cash held	146	168
4.6	Cash and cash equivalents at end of period	10,481	10,481

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	2,044	2,933
5.2	Call deposits	8,437	2,112
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	10,481	5,045

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	96
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

During the quarter, the Company made payments to related parties of the entity and their associates as disclosed in Item 6.1 of the Appendix 4C amounting to $96k. The payments related to director fees and consulting fees (inclusive of GST) on normal commercial terms.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	188	13
7.4	Total financing facilities	188	13

7.5	Unused financing facilities available at quarter end		175

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

1.	Secured– Bank of America, US$25,000 facility with interest at 9.25%
2.	Unsecured– National Australia Bank, $150,000 facility with interest at 15.5%

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(1,029)
8.2	Cash and cash equivalents at quarter end (item 4.6)	10,481
8.3	Unused finance facilities available at quarter end (item 7.5)	175
8.4	Total available funding (item 8.2 + item 8.3)	9,627

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	10.36

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

	8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

	Answer:	N/A

	8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer:	N/A

	8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

	Answer:	N/A

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2	This statement gives a true and fair view of the matters disclosed.

Date:	27 April 2023

Authorised by:	Tony Di Pietro
Company Secretary

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.